MANAGEMENT'S DISCUSSION AND ANALYSIS

The following information, prepared as of November 30, 2020, should be read in conjunction with the condensed interim consolidated financial statements of Giga Metals Corporation (the "Company") for the three and nine months ended September 30, 2020, together with the audited consolidated financial statements of the Company for the year ended December 31, 2019 and the accompanying management's Discussion and Analysis (the "Annual MD&A") for that fiscal year.  The referenced consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS").  All amounts are expressed in Canadian dollars unless otherwise stated.

Forward-Looking Statements and Risk Notice

This MD&A is a review of the Company's operations and financial position as at and for the three and nine months ended September 30, 2020 and plans for the future based on facts and circumstances as of November 30, 2020. Except for statements of historical fact relating to the Company, including our 100% interest in the Turnagain Property, certain information contained herein constitutes forwarding-looking statements. When we discuss: mine plans; our costs and timing of current and proposed exploration; development; production and marketing; capital expenditures; cash flow; working capital requirements; and the requirement for additional capital; operations; revenue; margins and earnings; future prices of nickel and cobalt; foreign currency exchange rates; future accounting changes; or other things that have not yet happened in this review we are making statements considered to be forward-looking statements under Canadian and United States securities laws. We refer to them in this review as forward-looking information. The forward-looking information in this review typically includes words and phrases about the future, such as:  plan, expect, forecast, intend, anticipate, estimate, budget, scheduled, believe, may, could, would, might and will. We can give no assurance that the forward-looking information will prove to be accurate. It is based on a number of assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company's operations, no material adverse change in the market price of commodities and exchange rates and such other assumptions and factors as set out herein. It is also subject to risks associated with our business, including but not limited to risk inherent in the mining and metals business; commodity price fluctuations and hedging; competition for mining properties; sale of products and future market access; mineral reserves and recovery estimates; currency fluctuations; interest rate risk; financing risk; environment risk; legal proceedings; and other risks that are set out in our annual information form and below. If our assumptions prove to be incorrect or risks materialize, our actual results and events may vary materially from what we currently expect as set out in this review. We recommend that you review our annual information form and this Management's Discussion and Analysis, which include a discussion of material risks that could cause actual results to differ materially from our current expectations. Forward-looking information is designed to help you understand management's current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to be securities laws.

During the current period, there was a global pandemic outbreak of COVID-19.  The actual and threatened spread of the virus globally has had a material adverse effect on the global economy and; specifically, the regional economies in which the Company operates.  The pandemic could continue to have a negative impact on the stock market, including trading prices of the Company's shares and its ability to raise new capital. These factors, among others, could have a significant impact on the Company's operations.

Scientific and technical information disclosed in this document has been reviewed and approved by Greg Ross, P. Geo., and Lyle Trytten, P. Eng., both Qualified Persons consistent with NI 43-101.

Overall Performance

The Company has a 100% interest in the Turnagain Nickel property located in the Liard Mining Division in northern British Columbia, approximately 65 km east of Dease Lake. The 71 claims that comprise the Turnagain property are contiguous, and as of the date of this report, total approximately 37,979 hectares. The 65 claims comprising the core areas of the Turnagain property total 33,220 hectares and have assessment work applied resulting in expiry dates ranging from May 2027 to December 2029. One non-core claim contiguous to the main property that was staked in January 2018 of 742 hectares currently has an expiry date of August 2023. Five non-core contiguous claims staked in October 2019 totalling 4,017 hectares, whose original expiry date was October 2020, are subject to an expiry protection order (time extension) issued by the Chief Gold Commissioner of British Columbia in response to the COVID-19 pandemic. Their resultant effective expiry date is December 2021.

The Turnagain project was not actively explored between 2011 and 2018 due to low nickel prices and difficult financial conditions. The price of nickel improved in 2017, and, during the third quarter of 2017, the Company completed equity financings allowing the Company to conduct an exploration program in the summer of 2018.

The Company started its 2018 exploration program in July 2018 with the commencement of archaeological and wildlife surveys and the arrival of drill rigs on site. On October 30, 2018, the Company provided an update on the 2018 exploration program.

The company finalized its 2018 field work program on October 18, 2018, having completed a total of 10,835 metres of core drilling in forty holes (hole numbers DDH18-267 to DDH18-306). On January 30, 2019, the Company announced analytical results from 38 of the 40 holes and the results for the remaining 2 holes were released on February 25, 2019. ALS Global in North Vancouver and TSL Laboratories in Saskatoon were the analytical providers.

Most of the drilling was conducted to collect data in support of advancing the project to the Pre-Feasibility stage.

The 2018 work program included:

  Two exploration holes totaling 1,119.8 metres in the platinum-enriched Attic Zone.
  Thirteen metallurgical infill holes totaling 3,073.0 metres within the Horsetrail and Northwest zones of the Turnagain deposit.
  Twenty-three infill holes totaling 5,866.9 metres, sited between the Horsetrail and Northwest zones to increase sample densities to allow for a reclassification of those portions of the deposit currently categorized as inferred resources to indicated resources.
  Two exploration holes totaling 775.1 metres in the MAG Zone roughly 5.6 kilometres northwest of Horsetrail deposit.

The Company is continuing to advance the project through ongoing:

  Consultation with the Tahltan First Nation and Kaska Dena communities.
  Geotechnical, environmental and archaeological studies, including the establishment of remote water and wildlife monitoring stations and the re-establishment of surface and groundwater monitoring programs.
  Metallurgical optimization and the Turnagain Mine project design engineering studies.

Refer to the January 30, 2019 and February 25, 2019 news releases for details of the analytical results. The analytical results reported demonstrate the continuity of mineralization in the Horsetrail and Northwest zones.

On July 31, 2018, the Company closed the sale of a 2% Net Smelter Return ("NSR") royalty on all future nickel and cobalt production from the Turnagain Nickel-Cobalt Project to Cobalt 27 Capital Corp. ("Cobalt 27" now Conic Metals Corp.) for consideration of US$1,000,000 in cash (received) and 1,125,000 Cobalt 27 common shares (received) at $7.40 per share for a fair value of $8,325,000.

In spring and summer of 2019, the Company began metallurgical test work, including comminution, flow sheet development, and variability testing. Additionally, field work has begun for geotechnical and geochemical investigations in support of low-grade stockpile and waste rock storage design. Environmental baseline data continue to be collected.

On July 29, 2019, the Company announced that Natural Resources Canada ("NRCan") has agreed to be part of a consortium of government agencies and industry partners, including GIGA, that have agreed to fund a research initiative investigating carbon dioxide (CO2) sequestration in silicate mine residue, including ultramafic residue from mineral deposits such as GIGA's Turnagain nickel-cobalt deposit. A total of $3.5 million has been committed to the project, including $2 million from NRCan with the balance from other government geoscience agencies and from industry. More than a decade of research by project lead Dr. Greg Dipple has shown that silicate mineral residue, when exposed to the atmosphere, absorbs CO2 and converts it to carbonate minerals, and the CO2 would remain locked in the carbonates over geological time scales. There is a real possibility that the Turnagain project, if developed into a mine, could achieve our goal of being carbon neutral. Refer to the news release for further details.  An update on Dr. Dipple's work was included in an August 4, 2020 news release.

On September 19, 2019, the Company announced its updated NI 43-101 mineral resource estimate based on an additional 36 infill drill holes totaling 8,940 metres drilled in 2018 in the areas of the conceptual open pit described in the Preliminary Economic Assessment dated December, 2011 by AMC Consultants of Vancouver, B.C., and by updated geological modeling supported by core logs, rock geochemistry, mapping, alteration modeling and other information.  The updated resource estimate increased Measured plus Indicated resources at Turnagain by 24% to 1.07 billion tonnes, while contained nickel increased by 28.3% to 5.2 billion pounds.

On October 15, 2019, a project update news release was issued on metallurgical and engineering work on the Turnagain project.  On February 12, 2020 a further news release was issued noting that metallurgical test work is ongoing and the new results will be included in an updated Preliminary Economic Assessment (the "2020 PEA").  On October 28, 2020, the Company announced the results of the 2020 PEA for the production of high-grade nickel concentrate from the Turnagain Nickel Deposit.  Refer to the news release dated October 28, 2020 for details.  The NI 43-101 technical report for the 2020 PEA was filed on www.sedar.com on November 20, 2020 and on our website at www.gigametals.com.

During the summer and fall of 2020, we did not conduct significant field work at the Turnagain project and instead focused on metallurgy and engineering.  We are planning to do additional fieldwork at the Turnagain project in the spring and summer of 2021 to gather the data necessary to advance the project to Pre-Feasibility, subject to financing.

An internal study was conducted comparing the economics, technical risk and environmental impacts of the Company's Turnagain project with one operating and a basket of prospective High Temperature Acid Leach ("HPAL") projects and the results of that study were summarized in a press release on November 3, 2020.

Turnagain Nickel-Cobalt Project

	Balance, December 31,	Change in period	Balance, September 30,
	2019 $	2020 $	2020 $
Mineral property interests	179,500	-	179,500
Assays and testing	2,339,750	15,622	2,355,372
Claims renewal / staking	479,199	-	479,199
Drilling	14,361,757	-	14,361,757
Environmental studies	1,815,621	64,756	1,880,377
Exploration data management	965,220	10,688	975,908
First Nations	250,468	25,476	275,944
Geochemistry	111,066	-	111,066
Geological and engineering services	10,509,774	520,432	11,030,206
Geophysical services	801,643	-	801,643
Metallurgy	4,561,783	298,161	4,859,944
Petrographic work	43,957	-	43,957
Project management	106,015	-	106,015
Survey, mapping and camp	2,770,433	92,198	2,862,631
Transportation	2,984,941	13,944	2,998,885
Advances	71,645	(42,382)	29,263
Cost recovery	(56,480)	-	(56,480)
Asset retirement obligations	200,000	-	200,000
Property impairments	(33,058,924)	-	(33,058,924)
BC refundable mining tax credits	(3,208,494)	54,331	(3,154,163)
Federal non-refundable mining tax credits, net of valuation allowance	(61,185)	-	(61,185)
Book value at date of sale of net smelter royalty	(1,777,377)	-	(1,777,377)
	4,390,312	1,053,226	5,443,538

The Turnagain Project hosts the Horsetrail nickel-cobalt deposit, among the world's largest undeveloped nickel-cobalt sulphide deposits, located in British Columbia, Canada. Giga Metals owns 100% of the project which hosts a recently updated (September 19, 2019) NI 43-101 Mineral Resource containing:

Classification (1) (2) (3) (4) (5)	Tonnage (000s)	Ni Grade (%)	Contained Ni (000s lbs)	Co Grade (%)	Contained Co (000s lbs)
Measured	360,913	0.230	1,832,440	0.014	109,803
Indicated	712,406	0.215	3,373,616	0.013	202,605
Measured and Indicated	1,073,319	0.220	5,206,056	0.013	312,409
Inferred (4)	1,142,101	0.217	5,473,909	0.013	327,327

(1)  All mineral resources have been estimated in accordance with Canadian Institute of Mining and Metallurgy and Petroleum ("CIM") definitions, as required under National Instrument 43-101 ("NI 43-101").

(2)  Mineral resources are reported in relation to a conceptual pit shell in order to demonstrate reasonable expectation of eventual economic extraction, as required under NI 43-101; mineralization lying outside of these pit shells is not reported as a mineral resource. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

(3)  Mineral resources are reported at a cut-off grade of 0.1% Ni. Cut-off grades are based on a price of US $8.50 per pound and a number of operating cost and recovery assumptions, plus a contingency as reported in the December 2011 PEA authored by AMC Consulting.

(4)  Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. However, it is reasonably expected that the majority of Inferred mineral resources could be upgraded to Indicated.

(5)  Due to rounding, numbers presented may not add up precisely to the totals provided and percentages my not precisely reflect absolute figures.

The Mineral Resource estimates include Inferred Mineral Resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Mineral Resource has been prepared by Kirkham Geosystems Ltd., September 2019.

The Turnagain project covers a large, relatively underexplored land package prospective for additional ultramafic-hosted nickel-cobalt discoveries. Turnagain is one of the few projects in a stable jurisdiction that can potentially deliver large quantities of cobalt and nickel to meet the growing needs of the electric vehicle and energy storage markets at a time when many research analysts are projecting there will be shortages in the cobalt and nickel required by battery manufacturers.

The Turnagain 2020 PEA demonstrates the potential for establishing a long-life open-pit mine and mill using conventional froth flotation technology to produce high-grade nickel sulphide concentrate. With a phased implementation to a facility with a throughput rate of 90,000 tonnes per day, annual production is projected to average more than 33,000 tonnes per year nickel (73 million pounds per year) for a project life of 37 years. A summary of the 2020 PEA highlights is provided in Table 1. The 2020 PEA has identified numerous opportunities for project improvement.

Table 1 - Turnagain Project 2020 PEA Life-of-Mine Results and Assumptions (US$)

All parameters annual average except construction and sustaining capital cost	Phase 1 (Y1-5) Average	Phase 2 (Y6-20) Average	LoM (Y1-37) Average
Ore Processed (Mt)	15.3	32.7	30.3
Nickel Grade (%)	0.260	0.220	0.221
Nickel Recovery (%)	57.3	51.6	49.6
Nickel Production (t in concentrate)	22,754	37,149	33,215
Cobalt Production (t in concentrate)	1,379	2,224	1,962
($/t ore)	$9.63	$7.99	$7.89
($/lb Ni)	$2.93	$3.20	$3.27
Net Operating Cost ($/lb Ni)	$2.77	$3.04	$3.12
Construction Capital Cost ($M) - total	$1,381	$532	$1,913
Sustaining Capital Cost ($M) - total	$274	$1,011	$2,000
Base Case Nickel Price / Payability	$7.50/lb / 78%
Base Case Cobalt Price / Payability	$22.30/lb / 35%
Base Case Pre-tax IRR / NPV (8%)	6.3% / ($269M)
ESG Case Nickel Price / Payability	$8.50/lb / 78%
ESG Case Cobalt Price / Payability	$22.30/lb / 35%
ESG Case Pre-tax IRR / NPV (8%)	9.4% / $242M

Further, the 2020 PEA demonstrates the Company's core thesis of sustainable mining, with a greenhouse gas footprint below 2.50 t/t Ni in the base case, declining to <0.7 t/t Ni for an electrified fleet.  At these rates, the CO2-sequestering capabilities of the Turnagain tailings may enable the project to be carbon-neutral.

Results from Operations

During the nine months ended September 30, 2020

Other items - During the nine months ended September 30, 2020 ("2020"), the Company recorded a loss of $1,049,833 as compared to a loss of $918,394 during the nine months ended September 30, 2019 ("2019").  Included in loss in the 2019 period was the impact of the change in value of marketable securities.  Excluding the loss on sale of marketable securities and the unrealized gain on the change in fair market value of marketable securities, the Company had an adjusted loss(1) of $1,570,164.

General and Administrative - During 2020, the Company incurred an adjusted loss(1) of $1,049,833 ($0.02 per share) compared to an adjusted loss(1) of $1,570,164 ($0.03 per share) during 2019. The administrative expenses for 2020 were $1,082,967, down from $1,593,217 from 2019. Total administrative expenses include two non-cash expenses, amortization and stock-based compensation. These amounts were $73,435 (2019: $54,365) and $2,662 (2019: $352,707) in 2020, respectively. Excluding non-cash expenses, the 2020 administrative expenses were $1,006,870 down from $1,186,145 in 2019 due primarily to a decrease in corporate communications and investor relations partially offset by an increase in consulting fees. Corporate communications and investor relations expenses in 2020 were $115,807 (2019: $408,587), a decrease of $292,780. Consulting fees were $348,864 (2019: $241,030), an increase of $107,834 due to fees associated with analyzing the nickel market and conducting due diligence on a potential acquisition of mineral rights. Legal, accounting and audit expenses in 2020 were $154,788 (2019: $117,359) an increase of $37,429. Management and directors' fees in 2020 were $243,514 up $75,705 from the $167,809 incurred in 2019. Office and general expenses in 2020 were $114,107 (2019: $199,981), a decrease of $85,874. Travel and accommodation expenses were $29,790 compared to $51,379 in 2019. Excluding amortization and stock-based compensation, the total general and administrative expenses for 2020 were approximately $112,000 per month compared to $132,000 per month in 2019. During 2020, the Company earned $23,748 from interest income compared to $10,346 for 2019.

Exploration - During 2020, the Company incurred expenditures on exploration and evaluation assets of $1,053,226 including $15,622 on assaying and testing, $64,756 on environmental studies, $25,476 on First Nations, $520,432 on geological and engineering services and $298,161 on metallurgy relating to the Turnagain Project.

Note:

(1) Adjusted loss for the period is not a term recognized under IFRS.

Summary of Quarterly Results

The following is selected financial data from the Company's unaudited quarterly financial statements for the last eight quarters ending with the most recently completed quarter, being September 30, 2020.

	Three Months Ended ($)
	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019
Total Revenues	-	-	-	-
Loss	(316,883)	(303,877)	(429,073)	(745,280)
Loss Per Share (basic and diluted)	(0.01)	(0.01)	(0.01)	(0.01)
Exploration and evaluation interest expenditures	281,668	225,343	546,215	607,851

	Three Months Ended ($)
	September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018
Total Revenues	-	-	-	-
(Loss) Income	(723,775)	(544,245)	349,626	(3,683,070)
(Loss) Income Per Share (basic and diluted)	(0.01)	(0.01)	0.01	(0.09)
Exploration and evaluation interest expenditures	592,291	514,373	250,754	878,790

The income recorded during the quarter ended March 31, 2019 was due to change in fair value gains on marketable securities of $1,020,020. The loss recorded during the quarter ended December 31, 2018 was due to realized and unrealized losses on marketable securities of $3,099,960.

Financing Activities and Capital Expenditures

During the nine months ended September 30, 2020 and 2019, the Company did not complete any equity financings.

During the 2020 period, 10,726,535 warrants were exercised for proceeds of $2,668,233 and 4,060,000 options were exercised from proceeds of $1,410,500.  In July 2020, the Company received the 2018 British Columbia mining exploration tax credit of $844,816 and interest of $20,495.  During the period, the Company also received a loan from the Government of Canada of $40,000.

During the 2019 period, 11,655,000 warrants were exercised for proceeds of $1,150,500 and 300,000 options were exercised for proceeds of $30,000.

Subsequent to September 30, 2020, 50,000 warrants at $0.70 per share were exercised for proceeds of $35,000 and 14,300 warrants at $0.45 per share were exercised for proceeds of $6,435.

Liquidity and Capital Resources

At September 30, 2020, the Company had working capital of $4,342,949 compared to working capital of $2,316,170 as at December 31, 2019. Accounts payable and accrued liabilities at September 30, 2020 were $169,893 and the current portion of the office lease obligation was $85,049.

As of September 30, 2020, the Company had sufficient working capital to continue operations for at least 12 months and to conduct an exploration program on the Turnagain project.

Transactions with Related Parties

	Three months ended September 30,		Nine months ended September 30,
	2020 $	2019 $	2020 $	2019 $
Accounting fees(1)	6,987	7,335	25,441	24,382
Directors fees(2)	16,500	24,000	61,500	47,927
Management fees(3)	57,000	37,500	171,000	112,500
Stock-based compensation	-	34,088	-	191,866
	80,487	102,923	257,941	376,675

(1) Fees paid to Malaspina Consultants Inc., a company that employs Matt Anderson, CFO.

(2) Fees paid to directors Martin Vydra, Bob Morris, Anthony Milewski and Lyle Davis as well as Philip Robinson and Jon Hykawy, former directors.

(3) Fees paid to Mark Jarvis, CEO and Director, Martin Vydra, President and Director, and Leslie Young, corporate secretary.

There was $4,385 owing to related parties at September 30, 2020 (December 31, 2019 - $2,284) included in accounts payable.  The balances owing are unsecured, non-interest bearing, and have no specific terms of repayment.

Key management includes the Chief Executive Officer, the Chief Financial Officer and the directors of the Company.  Compensation paid or payable to key management for services during the nine months ended September 30, 2020 amounted to $217,441 (2019 - $144,309) for short-term benefits and $nil (2019 - $191,866) for stock-based compensation.

The Company has a month to month office sublease with a company with common directors.

Financial Instruments and other Instruments

The Company is exposed in varying degrees to a variety of financial instrument related risks as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company's primary exposure to credit risk is on its bank accounts. The Company's bank accounts are held with a major bank in Canada. As all of the Company's cash are held by one bank in Canada, there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. The Company's secondary exposure to risk is on its other receivables. This risk is minimal as receivables consist primarily of refundable government taxes.

Liquidity risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company's objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and banking facilities.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and trading prices of marketable securities.

a) Foreign exchange risk

The Company mainly operates in Canada and is therefore not exposed to significant foreign exchange risk arising from transactions denominated in a foreign currency.

b) Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not have any significant interest rate risk.

c) Other Price Risk

Other price risk is the risk that the fair value of a financial instrument changes due to market risks other than foreign exchange risk or interest rate risk. The Company has no exposure to this risk.

Outstanding Share Data

As at September 30, 2020, the Company had 70,280,550 shares issued. The Company had 1,375,000 stock options outstanding with exercise prices ranging from $0.10 to $0.60, an average price of $0.32 and an average life of 1.96 years. In addition, 1,143,466 warrants were outstanding with an average exercise price of $0.70 and an average life of 0.23 years.

Summary of Share data at September 30, 2020
		Average
		Price	Life in Years
Issued shares	70,280,550
Options	1,375,000	$0.32	1.96
Warrants	1,143,466	$0.70	0.23
Fully Diluted	72,799,016

Summary of Share data at November 30, 2020
		Average
		Price	Life in Years
Issued shares	70,344,850
Options	1,375,000	$0.32	1.79
Warrants	1,079,166	$0.70	0.08
Fully Diluted	72,799,016

Disclosure Controls and Procedures

In connection with National Instrument 52-109 (Certificate of Disclosure in Issuer's Annual and Interim Filings) ("NI 52-109"), the Chief Executive Officer and Chief Financial Officer of the Company have filed a Venture Issuer Basic Certificate with respect to the financial information contained in the condensed interim consolidated financial statements for the nine months ended September 30, 2020 and this accompanying MD&A (together, the "Interim Filings").

In contrast to the full certificate under NI 52-109, the Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures and internal control over financial reporting, as defined in NI 52-109. For further information the reader should refer to the Venture Issuer Basic Certificates filed by the Company with the Interim Filings on SEDAR at www.sedar.com.

Other Information

Additional information on the Company may be found on SEDAR at www.sedar.com, and on the Company's website at www.gigametals.com.